Exhibit 99.2

Dear Fellow Global Ship Lease Shareholder:

Our annual shareholder meeting was held on December 7, 2022 (the “Annual Meeting”). Proposals One and Two – the proposals to elect two directors and appoint PricewaterhouseCoopers SA as our independent public accounting firm for 2022 – were passed. Proposal Three, seeking shareholder approval of an amendment to our Amended and Restated Articles of Incorporation to lower the quorum requirement for shareholder meetings to one-third (1/3) of the outstanding shares (the “Quorum Amendment”), did not yet receive the requisite number of votes to pass, and the Annual Meeting was adjourned solely with respect to Proposal Three in order to provide additional time for shareholders to vote. The Annual Meeting will be reconvened, solely for the purpose of voting on Proposal Three, on January 5, 2023 at 8:00 p.m. local time, at 3-5 Menandrou Str., 14561 Kifisia, Athens, Greece.

Currently, our Amended and Restated Articles of Incorporation requires a quorum of the majority of our common stock outstanding. Due to the increased size and diversified nature of our shareholder base, it has become more difficult to obtain the current quorum at shareholder meetings. Preparing proxy materials including printing and mailing such materials to shareholders, together with proxy solicitation, in order to reach the current quorum requirement, is costly. The Board of Directors believes that reducing the quorum requirement by adopting the Quorum Amendment will markedly improve the efficiency of our shareholders meetings, for example by reducing the possibility of having to adjourn future shareholder meetings due to the failure to obtain a quorum, and also lead to reduced costs.

We strongly urge you to support this proposal, by voting the enclosed proxy card or better yet, voting via the internet or by telephone using the enclosed instructions provided by your broker.

Thank you in advance for your support, and for your investment in Global Ship Lease.

Sincerely,
George Giouroukos
Executive Chairman
December 8, 2022